RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated August 8, 2017
Pricing Supplement Dated August __, 2017 to the Product Prospectus Supplement ERN-EI-1 Dated January 12, 2016, the Prospectus Supplement Dated January 8, 2016, and the Prospectus Dated January 8, 2016
Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada

Royal Bank of Canada is offering Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices (the “Notes”) (each index, a “Reference Asset” and collectively the two indices, the “Reference Assets”). The Notes offered are senior unsecured obligations of Royal Bank of Canada and will have the terms described in the documents described above, as supplemented or modified by this terms supplement.
Reference Assets	Buffer Levels	Initial Levels*
S&P 500® Index (“SPX”)	84% of its Initial Level
Russell 2000® Index (“RTY”)	84% of its Initial Level
* For each Reference Asset, the Initial Level will be its closing level on the Pricing Date.
The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated January 12, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Exchange Listing:	None
Pricing Date:	August 8, 2017	Principal Amount:	$1,000 per Note
Issue Date:	August 11, 2017	Maturity Date:	April 21, 2022
Valuation Dates:	Each trading day from January 18, 2022 to April 18, 2022 (both inclusive)	Maximum Redemption Amount:	57% of the principal amount
Initial Level:	For each Reference Asset, its closing level on the Pricing Date.
Final Level:	For each Reference Asset, the average of the closing levels on the Valuation Dates.
Payment at Maturity:
If the Final Level of each Reference Asset is greater than -6%, we will repay the principal amount at maturity plus a return equal to 1.90 (the “Leverage Factor”) times the sum of the Percentage Change of the Lesser Performing Reference Asset plus 6%, up to the Maximum Redemption Amount.
If the Percentage Change of the Lesser Performing Reference Asset is between -16% and -6%, we will repay the principal amount at maturity. If the Percentage Change of the Lesser Performing Reference Asset is less than -16%, we will pay less than the principal amount at maturity and you will lose 1% of the principal amount of your Notes for every 1% decline in the level of the Lesser Performing Reference Asset by more than the Buffer of 16%, up to a loss of 84% of your initial investment.

Lesser Performing Index:	The Reference Asset which has the lowest Percentage Change.
Interest Payments:	None.
CUSIP:	78012K4L8

	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	0.40%	$
Proceeds to Royal Bank of Canada	99.60%	$

The initial estimated value of the Notes as of the date of this terms supplement is $973.27 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $953.27 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $4.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $4.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This terms supplement relates to an offering of Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices (the “Notes”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Pricing Date:	August 8, 2017
Issue Date:	August 11, 2017
Term:	Approximately 4.5 years
Denominations:	Minimum denomination of $1,000 per Note (subject to a minimum purchase of 100 Notes)
Designated Currency:	U.S. Dollars
Valuation Dates:	Each trading day from and including January 18, 2022 to and including April 18, 2022.
Maturity Date:	April 21, 2022
Initial Level:	For each Reference Asset, its closing level on the Pricing Date.
Final Level:	For each Reference Asset, the average of its closing levels on each Valuation Date.
Leverage Factor:	1.90
Maximum Redemption Amount:	57.00% of the principal amount
Buffer:	16%
Payment at Maturity:
(a) If the Percentage Change of the Lesser Performing Reference Asset  is greater than -6%, we will pay you:
$1,000 + [$1,000 x the lesser of (i) Leverage Factor x (Percentage Change of the Lesser Performing Reference Asset + 6%) and (ii) Maximum Redemption Amount]
(b) If the Reference Asset of the Lesser Performing Reference Asset is less than or equal to -6% but greater than or equal to -16%, we will pay you $1,000 per $1,000 in principal amount.
(c) If the Reference Asset Percentage Change of the Lesser Performing Reference Asset  is less than -16%, we will pay you:
$1,000 + [$1,000 x (Percentage Change of Lesser Performing Reference Asset  + Buffer)]
In this case, you will lose up to 84% of the principal amount of the Notes in an amount proportionate to the decrease in the Lesser Performing Index by more than the Buffer.

Percentage Change:	With respect to each Reference Asset: Final Level – Initial Level Initial Level
Lesser Performing Index:	The Reference Asset which has the lowest Percentage Change.
Market Disruption Events:
A market disruption event as to one Reference Asset will not impact the other Reference Asset. As to either Reference Asset, if a market disruption event occurs on any Valuation Date, its closing level on that day will be disregarded in the calculation of its Final Level.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

P-2	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract in respect of the Reference Assets for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2016, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 12, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-EI-1 dated January 12, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047560/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.
P-4	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
HYPOTHETICAL EXAMPLES
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Lesser Performing Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of its Initial Level, its Final Level or the level of either Reference Asset on any trading day prior to the Maturity Date. All examples illustrate the payment at maturity per $1,000 in principal amount of the Notes for a hypothetical range of returns of the Lesser Performing Reference Asset from -100.00% to +100.00% and reflect the Leverage Factor of 1.90, the Maximum Redemption Amount of 57.00%, the Buffer of 16%, and that no market disruption event occurs on the Valuation Dates as to either Reference Asset.
Example 1—
Calculation of the Payment at Maturity where the Final Level of the Lesser Performing Reference Asset is 40% greater than its Initial Level. Because the Percentage Change of the Lesser Performing Reference Asset, when multiplied by the Leverage Factor, is greater than the Maximum Redemption Amount, we will pay you at maturity a cash payment of $1,570.00 per $1,000 principal amount of Notes, calculated as follows:

	Payment at Maturity:	$1,000 + ($1,000 x 57.00%) = $1,000 + $570 = $1,570.00

Example 2—
The Final Level of the Lesser Performing Reference Asset is 2% below its Initial Level. Because the Percentage Change of the Lesser Performing Reference Asset is greater than -6%, we will pay you an amount based upon the sum of 6% plus the Percentage Change of the Lesser Performing Asset times the Leverage Factor. In this case, we will pay you at maturity a cash payment of $1,076.00 per $1,000 principal amount of Notes, calculated as follows:

	Payment at Maturity:	$1,000 + [$1,000 x 1.90 x (-2% + 6%)] = $1,000 + $76 = $1,076.00

Example 3—
The Final Level of the Lesser Performing Asset is 10% below its Initial Level. Because the Percentage Change of the Lesser Performing Reference Asset is between -16% and -6%, we will pay you at maturity a cash payment of $10.000 per $1,000 in principal amount of the Notes.

Example 4—
The Final Level of the Lesser Performing Reference Asset is 40% below its Initial Level. Because the Percentage Change of the Lesser Performing Reference Asset is -40%, which is less than -16%, we will pay you at maturity a cash payment of $760.00 per $1,000 in principal amount of the Notes (a 24% loss on the principal amount), calculated as follows:

	Payment at Maturity:	$1,000 + [$1,000 x (-40% + 16%)] = $1,000 - $240 = $760.00

P-5	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the level of the Lesser Performing Index between the Pricing Date and the Valuation Date of more than 16%. You will lose one percent of the principal amount of your Notes for each one percent that the Lesser Performing Index has declined by more than the Buffer. Accordingly, you could lose up to 84% of the principal amount of the Notes.

•
Your Redemption Amount Will Be Determined Solely by Reference to the Lesser Performing Index Even if the Other Reference Asset Performs Better – Your Redemption Amount will be determined solely by reference to the performance of the Lesser Performing Index. Even if the Final Level of the other Reference Asset has increased compared to its Initial Level, or has experienced a decrease that is less than that of the Lesser Performing Index, your return will only be determined by reference to the performance of the Lesser Performing Index, regardless of the performance of the other Reference Asset.  Because each Reference Asset tracks a different segment of the U.S. equities market, they may both decrease in a comparable manner.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – You will not receive any interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Assets than an investment in a security linked to one or both of the Reference Assets providing full participation in the appreciation, because the payment at maturity will not exceed the return represented by the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of one or both of the Reference Assets.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the Redemption Amount is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the levels of the Reference Assets increase after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Assets — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the securities represented by the Reference Assets. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on those securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Assets may have.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the levels of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original

P-6	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes on the Cover Page of this Terms Supplement and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
Inconsistent Research — Royal Bank or its affiliates may issue research reports on securities that are, or may become, components of the Reference Assets. We may also publish research from time to time on financial markets and other matters that may influence the levels of the Reference Assets or the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes or with the investment view implicit in the Notes or the Reference Assets. You should make your own independent investigation of the merits of investing in the Notes and the Reference Assets.

•
An Investment in the Notes is Subject to Risks Associated in Investing in Stocks With a Small Market Capitalization – The RTY consists of stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the RTY may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

•
Market Disruption Events and Adjustments – The Redemption Amount and the Valuation Date are subject to adjustment as to each Reference Asset as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-7	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
INFORMATION REGARDING THE REFERENCE ASSETS
All disclosures contained in this terms supplement regarding the Reference Assets, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the applicable index sponsor. Each of these sponsors has no obligation to continue to publish, and may discontinue publication of, the applicable Reference Asset. The consequences of an index sponsor discontinuing publication of a Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes— Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of either Reference Asset or any successor index.

We obtained the information regarding the historical performance of each Reference Asset set forth below from Bloomberg Financial Markets.

S&P 500® Index (“SPX”)

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the SPX.  Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the SPX while a second listed share class line of the same company is excluded.

Computation of the SPX

P-8	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

P-9	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P and/or its affiliates and has been licensed for use by us.
The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY
P-10	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

P-11	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of this Reference Asset. The information provided in the table is for the period from January 1, 2012 through August 7, 2017.
The red line represents a hypothetical Buffer Level of 2,083.96, which is equal to 84% of 2,480.91, which was the closing level of this Reference Asset as of August 7, 2017, rounded to two decimal places (The actual Buffer Level of this Reference Asset will be determined on the pricing date.)
We obtained the information regarding the historical performance of the SPX in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the SPX. We cannot give you assurance that the performance of the SPX will result in any positive return on your initial investment.
S&P 500® Index (“SPX”)

Period-Start Date	Period-End Date	High Intra-Day Level of this Reference Asset	Low Intra-Day Level of this Reference Asset	Period-End Closing Level of this Reference Asset
1/1/2012	3/31/2012	1,419.15	1,258.86	1,408.47
4/1/2012	6/30/2012	1,422.38	1,266.74	1,362.16
7/1/2012	9/30/2012	1,474.51	1,325.41	1,440.67
10/1/2012	12/31/2012	1,470.96	1,343.35	1,426.19
1/1/2013	3/31/2013	1,570.28	1,426.19	1,569.19
4/1/2013	6/30/2013	1,687.18	1,536.03	1,606.28
7/1/2013	9/30/2013	1,729.86	1,604.57	1,681.55
10/1/2013	12/31/2013	1,849.44	1,646.47	1,848.36
1/1/2014	3/31/2014	1,883.97	1,737.92	1,872.34
4/1/2014	6/30/2014	1,968.17	1,814.36	1,960.23
7/1/2014	9/30/2014	2,019.26	1,904.78	1,972.29

10/1/2014	12/31/2014	2,093.55	1,820.66	2,058.90
1/1/2015	3/31/2015	2,119.59	1,980.90	2,067.89
4/1/2015	6/30/2015	2,134.72	2,048.38	2,063.11
7/1/2015	9/30/2015	2,132.82	1,867.01	1,920.03
10/1/2015	12/31/2015	2,116.48	1,893.70	2,043.94
1/1/2016	3/31/2016	2,072.21	1,810.10	2,059.74
4/1/2016	6/30/2016	2,120.55	1,991.68	2,098.86
7/1/2016	9/30/2016	2,193.81	2,074.02	2,168.27
10/1/2016	12/31/2016	2,277.53	2,083.79	2,238.83
1/1/2017	3/31/2017	2,400.98	2,245.13	2,362.72
4/1/2017	6/30/2017	2,453.82	2,328.95	2,423.41
7/1/2017	8/7/2017	2,484.04	2,407.70	2,480.91
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
Russell 2000® Index (“RTY”)
The RTY
The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group.  Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984.  FTSE Russell calculates and publishes the RTY.  The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market.  The RTY is determined, comprised, and calculated by FTSE Russell without regard to the Notes.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology.  If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation.  If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country.  Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs.  If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets.  If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner.  FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover.  If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange.  Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution.  However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.  If an existing stock does not trade on the “rank day” (typically the last trading day in May but a confirmed timetable is announced each spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the rank day in May for those securities being considered at annual reconstitution times the total number of shares outstanding.  Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization.  Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined to determine total shares outstanding. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May.
Companies with a total market capitalization of less than $30 million are not eligible for the RTY.  Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt.  Based on closing levels of the company’s common stock on its primary exchange on the rank day of May of each year, FTSE Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies.  Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday.  In addition, FTSE Russell adds initial public offerings to the

P-13	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.
License Agreement
FTSE Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes.
FTSE Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. FTSE Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. FTSE Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will FTSE Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.
The Notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. FTSE Russell's only relationship to Royal Bank is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed and calculated by FTSE Russell without regard to Royal Bank or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.
“Russell 2000®” and “Russell 3000®” are registered trademarks of FTSE Russell in the U.S. and other countries.

P-14	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
Historical Information
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of this Reference Asset. The information provided in the table is for the period from January 1, 2012 through August 7, 2017.
The red line represents a hypothetical Buffer Level of 1,187.900, which is equal to 84% of 1,414.167, which was the closing level of this Reference Asset as of August 7, 2017, rounded to three decimal places. (The actual Buffer Level of this Reference Asset will be determined on the pricing date.)
We obtained the information regarding the historical performance of the RTY in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the RTY should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the RTY. We cannot give you assurance that the performance of the RTY will result in any positive return on your initial investment.
Russell 2000® Index (“RTY”)

Period-Start Date	Period-End Date	High Intra-Day Level of this Reference Asset	Low Intra-Day Level of this Reference Asset	Period-End Closing Level of this Reference Asset
1/1/2012	3/31/2012	847.920	736.780	830.301
4/1/2012	6/30/2012	841.060	729.750	798.487
7/1/2012	9/30/2012	868.500	765.050	837.450
10/1/2012	12/31/2012	853.570	763.550	849.350
1/1/2013	3/31/2013	954.000	849.330	951.542
4/1/2013	6/30/2013	1,008.230	898.400	977.475
7/1/2013	9/30/2013	1,082.000	981.300	1,073.786
10/1/2013	12/31/2013	1,167.960	1,037.860	1,163.637
1/1/2014	3/31/2014	1,212.823	1,082.717	1,173.038
4/1/2014	6/30/2014	1,193.964	1,082.531	1,192.964
7/1/2014	9/30/2014	1,213.550	1,101.675	1,101.676
10/1/2014	12/31/2014	1,221.442	1,040.472	1,204.696
1/1/2015	3/31/2015	1,268.162	1,151.295	1,252.772
4/1/2015	6/30/2015	1,295.996	1,211.126	1,253.947
7/1/2015	9/30/2015	1,275.899	1,078.633	1,100.688
10/1/2015	12/31/2015	1,205.079	1,080.606	1,135.889
1/1/2016	3/31/2016	1,134.078	943.097	1,114.028
4/1/2016	6/30/2016	1,190.172	1,085.883	1,151.923
7/1/2016	9/30/2016	1,263.460	1,131.713	1,251.646
10/1/2016	12/31/2016	1,392.714	1,156.085	1,357.130
1/1/2017	3/31/2017	1,414.824	1,335.038	1,385.920
4/1/2017	6/30/2017	1,433.790	1,345.244	1,415.359
7/1/2017	8/7/2017	1,452.091	1,398.831	1,414.167
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-15	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 12, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Assets or the Notes (for example, upon a Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Assets or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about August 11, 2017, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 3 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-16	RBC Capital Markets, LLC

Capped Buffer Notes Linked to the Lesser Performing of Two Equity Indices, Due April 21, 2022 Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Assets.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-17	RBC Capital Markets, LLC